Hancock Jaffe Laboratories, Inc.

70 Doppler

Irvine, California 92618

February 5, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Margaret Schwartz

Re:	Hancock Jaffe Laboratories, Inc.
Registration Statement on Form S-1
File No. 333-251528

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hancock Jaffe Laboratories, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will be declared effective at 5:30 p.m., Eastern Time, on Monday, February 8, 2021, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Very truly yours,

/s/ Robert A. Berman
By:	Robert A. Berman
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP